

November 29, 2011

Via E-mail
Mr. Mark Cohen
Chief Executive Officer
AI Document Services, Inc.
25 Robert Pitt Drive, Suite 201
Monsey, NY 10952

> **Re:** **AI Document Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed May 6, 2011**
> **File No. 333-143602**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us how you determined you were not required to file a Form 10-K for the year ended December 31, 2009.

2.   Please tell us when you expect to file Forms 10-Q for the periods ended March 31, June 30, and September 30, 2011.

Form 10-K for the Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 21

3.   Please amend your filing to include all required disclosures in management's annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

Signatures

4.   Please amend your Form 10-K for the year ended December 31, 2010 to include the required signatures. Refer to General Instruction D to Form 10-K.

Exhibit 31.1

5.   We note that you are required to comply with Item 308(a) of Regulation S-K. However, you continue to omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certification in Form 10-K. Please amend your filing to include certifications with the exact language in Item 601(B)(31) of Regulation S-K. In addition, please note that the first paragraph naming the certifying individual should not include the title of that individual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief